

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 17, 2007

Mr. John M. Longmire
Senior Vice President and Chief Financial Officer
RAM Energy Resources, Inc.
5100 East Skelly Drive, Suite 650
Tulsa, OK 74135

> **Re: RAM Energy Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **Response Letter Dated June 21, 2007**
> **File No. 000-50682**

Dear Mr. Longmire:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2006

Selected Consolidated Financial Data, page 30

1.   We note your disclosure under this heading, and similar disclosure in Note 1, stating that your merger was accounted for using the purchase method of accounting as a reverse merger recapitalization. In accounting for a reverse merger recapitalization, the purchase methodology is not applicable, as this is utilized for business acquisitions using fair value accounting, rather a capitalization should be accounted for at historical cost. Please confirm that the historical cost of the net liabilities you acquired in the reverse merger transaction

amounted to $422,000, as reported in your statements of stockholders' deficit, and revise your disclosures as necessary to clarify your accounting treatment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 35

2.   We read your response to prior comment one indicating that the decrease in your average daily production in 2006 compared to 2005 is the result of a 4% decrease in your interest in the Boonsville shallow gas area and a 4% decrease due to weather downtime and normal production declines. However, it remains unclear how the total decrease of 8% in your average daily production reconciles to your disclosure of a 5% decrease in oil production, a 16% decrease in NGL production, and a 12% decrease in natural gas production. Please expand your disclosure to explain and reconcile the relationship between these percentages and to include disclosure of the 4% decrease in production due to weather downtime and normal production declines, as indicated in your response.

Financial Statements, page 44

Note A – Summary of Significant Accounting Policies, Organization and Basis of Presentation

Note 1 – Nature of Operations and Organization, page 51

3.   We reviewed your proposed revisions to the statements of stockholders' deficit, and noted your preference to revise these statements prospectively, including the resultant effects the changes had on earnings per share presented in your statements of operations. However, we are unable to concur with your preference, considering the magnitude of the effect the change in weighted average shares outstanding had on your reported earnings per share each year. Accordingly, please amend your filing to correct your statements of stockholders' deficit, and the corresponding changes to reported earnings per share.

Note 5 – Natural Gas Sales and Gas Imbalances, page 52

4.   We read your response to prior comment four indicating the asset values of your natural gas under-produced positions in 2006 and 2005 are classified as non-current assets, since they typically take more than one year to settle. Please expand your disclosure to discuss the reasons why these positions do not typically settle during the current period.

Note O – Share-Based Compensation, page 66

5.   We read your response to prior comment six in which you proposed revised
        disclosures to comply with SFAS 123(R) for your long-term incentive plan. We
        also understand that you wish to include the proposed information in future
        filings. However, we continue to believe you should amend your filing to include
        the disclosures required by paragraphs 64 and 65 and paragraphs A240 and A241
        of SFAS 123(R), as applicable, to comply with GAAP. Also, in addition to the
        proposed information provided in your response, please ensure that you include
        the aggregate intrinsic value of options outstanding and currently exercisable as
        of the balance sheet date, as required by part (d) of paragraph A240, and disclose
        the method and assumptions used to estimate the fair value of stock options under
        your share-based payment arrangements, as required by part (e) of paragraph
        A240.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Tracie Towner, at (202) 551-3744, or Donald F. Delaney, at
(202) 551-3863, if you have questions regarding comments on the financial statements
and related matters. Please contact me at (202) 551-3686, with any other questions.

                                                        Sincerely,

                                                        Karl Hiller
                                                        Branch Chief